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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): **May 14, 2007**

INTERNATIONAL BARRIER TECHNOLOGY INC.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	**000-20412**	**N/A**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

750 West Pender Street, #604	**V6C 2T7**
Vancouver, British Columbia, Canada	
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (604) 689-0188

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 7.01 FD Disclosure.

Watkins, MN; Vancouver, BC May 14, 2007 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**), a manufacturer of proprietary fire-resistant building materials, is pleased to report growth of 20% in overall Blazeguard shipments for the month of April. For the month ending April 30, 2007 Barrier shipped 783,008 sq.ft. of Blazeguard products into the building industry, generating $503,937 in sales revenue. Sales revenue directly from the commercial modular sector increased 291% to $227,983, while volume shipped was up 272%.

Refer to Exhibit #99.1 for additional information.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

      99.1   Press Release, May 14, 2007

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 24, 2007   International Barrier Technologies Inc.
                      (Registrant)

/s/ Michael Huddy
(Signature)
(Michael Huddy, President/CEO/Director)



Exhibit 99.1

INTERNATIONAL BARRIER TECHNOLOGY INC

News Release
For Immediate Release
May 14, 2007

Fire-Resistant Building Materials Manufacturer Announces 272% Sales Volume Growth in Commercial Modular Sector and 20% Overall Growth for the Month Ended April 30, 2007

Watkins, MN; Vancouver, BC May 14, 2007 - International Barrier Technology Inc. ("Barrier") (**IBTGF: OTCBB; IBH: TSXV**), a manufacturer of proprietary fire-resistant building materials, is pleased to report growth of 20% in overall Blazeguard shipments for the month of April. For the month ending April 30, 2007 Barrier shipped 783,008sq.ft. of Blazeguard products into the building industry, generating $503,937 in sales revenue. Sales revenue directly from the commercial modular sector increased 291% to $227,983, while volume shipped was up 272%.

Total sales volume shipped year-to-date is 17% higher at 7,369,500 sq.ft. than in the previous year. Double digit growth continues. "The inventory of unsold homes in key sales territories for Blazeguard, particularly Florida, remains an impediment to meeting sales targets in the multifamily roof deck sector," states Dr. Michael Huddy, CEO. "Fortunately, our diversification into the commercial modular sector is enabling us to continue to grow in sales volume. Having continued success in the commercial modular sector says volumes about the importance of diversification in products and markets. Barrier's success in growing market share in current geographies, as well as the developing markets of the Midwestern US, southern California, and Texas, is helping to position us to emerge from this cyclical slow-down in a strong position to grow and prosper".

About International Barrier Technology Inc. International Barrier Technology Inc. (OTCBB: IBTGF; TSXV: IBH) develops, manufactures, and markets proprietary fire-resistant building materials branded as Blazeguard®. Barrier's award-winning Blazeguard® wood panels use a patented, non-toxic, non-combustible coating with an extraordinary capability: it releases water in the heat of fire. The panels exceed "model" building code requirements in every targeted fire test and application, and are unique in combining properties that increase panel strength and minimize environmental and human impact. Blazeguard® provides Barrier's customers a premium material choice meeting an increasingly challenging combination of requirements in residential and commercial building construction. Blazeguard® customers include many of the top multifamily homebuilders, and commercial modular building manufacturers in the United States.

International Barrier Technology Inc.
510 4th St N • P.O. Box 379 • Watkins, MN 55389 USA
Tel: 866-735-3519 • Email: mmcelwee@intlbarrier.com



INTERNATIONAL BARRIER TECHNOLOGY INC.

Michael D. Huddy
President, Director

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS PRESS
RELEASE.

Melissa McElwee, Investor Relations Manager
International Barrier Technology
(866) 735-3519
mmcelwee@intlbarrier.com

For more information please visit:
www.intlbarrier.com

*Forward-Looking Information: The statements in this news release contain forward-looking information within the meaning of the
Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve certain risks, assumptions and
uncertainties, including but not limited to the ability to generate and secure product sales. In each case actual results may differ
materially from such forward-looking statements. The company does not undertake to publicly update or revise its forward-looking
statements even if experience or future changes make it clear that any projected results (expressed or modified) will not be
realized.*